Exhibit 99.2

Regulated information — Inside information

argenx raises $700 million in gross proceeds in a global offering

March 23, 2022, 8:30 PM ET

March 24, 2022, 1:30 AM CET

Breda, the Netherlands — argenx SE (Euronext & Nasdaq: ARGX), a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases, announced today the pricing of a global offering of ordinary shares represented by American Depository Shares (“ADSs”) in the United States and certain other countries outside of the European Economic Area and a simultaneous private placement of ordinary shares in the European Economic Area and the United Kingdom. The Company anticipates total gross proceeds of approximately $700 million (approximately €637 million) from the sale of 1,551,044 ADSs at a price of $300.00 per ADS and the sale of 782,290 ordinary shares at a price of €273.10 per ordinary share. Each of the ADSs offered in the offering represents the right to receive one ordinary share, nominal value of €0.10 per share. The U.S. offering and the European private placement are currently expected to close simultaneously on March 28, 2022, subject to customary closing conditions.

In addition, argenx has granted the underwriters of the offering a 30-day option to purchase up to 350,000 ordinary shares (which may be represented by ADSs) on the same terms and conditions.

argenx’s ADSs are currently listed on the Nasdaq Global Select Market under the symbol “ARGX” and argenx’s ordinary shares are currently listed on Euronext Brussels under the symbol “ARGX”.

J.P. Morgan, Morgan Stanley, Cowen and SVB Leerink are acting as joint bookrunning managers for the offering. Wells Fargo Securities, Kempen & Co, H.C. Wainwright & Co., Raymond James and Wedbush PacGrow are acting as co-managers for the offering.

The securities are being offered in the United States pursuant to an automatically effective shelf registration statement that was previously filed with the Securities and Exchange Commission (“SEC”). A preliminary prospectus supplement relating to the securities was filed with the SEC on March 22, 2022. The final prospectus supplement relating to the securities will be filed with the SEC and will be available on the SEC’s website at www.sec.gov.

When available, copies of the final prospectus supplement and the accompanying prospectus relating to the U.S. offering may be obtained for free from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (866) 803-9204, or by email at prospectus-eq_fi@jpmchase.com; from Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attn: Prospectus Department, by email at prospectus@morganstanley.com, or by telephone at (866) 718-1649; from Cowen and Company, LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attn: Prospectus Department, by email at PostSaleManualRequests@broadridge.com, or by telephone at (833) 297-2926; or from SVB Securities LLC, Attn: Syndicate Department, 53 State Street, 40th Floor, Boston, Massachusetts 02109, by telephone at 1-800-808-7525, ext. 6105, or by email at syndicate@svbleerink.com.

A request for the admission to listing and trading of the ordinary shares (including the ordinary shares underlying the ADSs) on the regulated market of Euronext Brussels will be made.

This press release is for information purposes only and does not constitute, and should not be construed as, an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale is not permitted or to any person or entity to whom it is unlawful to make such offer, solicitation or sale. Reference is also made to the restrictions set out in “Important information” below. This press release is not for publication or distribution, directly or indirectly, in or into any state or jurisdiction into which doing so would be unlawful or where a prior registration or approval is required for such purpose.

About argenx

argenx is a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases. Partnering with leading academic researchers through its Immunology Innovation Program (IIP), argenx aims to translate immunology breakthroughs into a world-class portfolio of novel antibody-based medicines. argenx developed and is commercializing the first-and-only approved neonatal Fc receptor (FcRn) blocker in the U.S. and Japan. The Company is evaluating efgartigimod in multiple serious autoimmune diseases and advancing several earlier stage experimental medicines within its therapeutic franchises.

For further information, please contact:

Media:

Kelsey Kirk

kkirk@argenx.com

Joke Comijn (EU)

jcomijn@argenx.com

Investors:

Beth DelGiacco

bdelgiacco@argenx.com

Michelle Greenblatt

mgreenblatt@argenx.com

Forward-looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should,” and include statements argenx makes concerning the anticipated total gross proceeds and closing of the proposed offering. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including the impact that the COVID-19 pandemic and resulting economic conditions will have on argenx’s operations and business; argenx’s expectations regarding the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities, regulatory approval requirements and commercialization of its products; argenx’s reliance on collaborations with third parties; estimating the commercial potential of argenx’s product candidates; argenx’s ability to obtain and maintain protection of intellectual property for its technologies and drugs; argenx’s limited operating history; and argenx’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in argenx’s SEC filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.

Important information

The preliminary prospectus supplement in respect of the U.S. offering does not constitute a prospectus within the meaning of the Prospectus Regulation and has not been approved by the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) or the Belgian Financial Services and Markets Authority (Autoriteit Financiële Diensten en Markten) or any other European Supervisory Authority.

No public offering will be made and no one has taken any action that would, or is intended to, permit a public offering in any country or jurisdiction, other than the United States, where any such action is required, including in the European Economic Area. In the European Economic Area, the offering to which this press release relates will only be available to, and will be engaged in only with, qualified investors within the meaning of the Prospectus Regulation.

European Economic Area:

No action has been or will be taken to offer the ordinary shares to a retail investor established in the European Economic Area as part of the global offering. For the purposes of this paragraph:

a.	The expression “retail investor” means a person who is one (or more) of:

i.	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or
ii.	a customer within the meaning of Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or
iii.	not a “qualified investor” as defined in the Prospectus Regulation; and

b.	the expression “offer” means any communication in any form and by any means of sufficient information on the terms of the offer and securities to be offered so as to enable an investor to decide to purchase or subscribe these securities.

In addition, in the United Kingdom, the transaction to which this press release relates will only be available to, and will be engaged in only with persons who are “qualified investors” (as defined in the Prospectus Regulation as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act (Financial Promotion) Order 2005, as amended (the Order), and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities referred to herein are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.

Stabilization

In connection with the offering, J.P. Morgan Securities LLC (the “Stabilization Manager”), or any of its agents, on behalf of the underwriters may (but will be under no obligation to), to the extent permitted by applicable law, over-allot ordinary shares or ADSs or effect other transactions with a view to supporting the market price of the ordinary shares or ADSs at a higher level than that which might otherwise prevail in the open market. The Stabilization Manager is not required to enter into such transactions and such transactions may be effected on any securities market, over-the-counter market, stock exchange (including Euronext Brussels) or otherwise and may be undertaken at any time starting on the first trading date and ending no later than 30 calendar days thereafter.

However, there will be no obligation on the Stabilization Manager or any of its agents to effect stabilizing transactions and there is no assurance that stabilizing transactions will be undertaken. Such stabilization, if commenced, may be discontinued at any time without prior notice. Save as required by law or regulation, neither the Stabilization Manager nor any of its agents intends to disclose the extent of any over-allotments made and/or stabilization transactions under the offering.